PRICING SUPPLEMENT NO. 872AB
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated May 25, 2010

$6,170,430 Deutsche Bank AG Return Optimization Securities with Contingent Protection Linked to the S & P 500® Index due May 31, 2013



Optimization

Investment Description

Return Optimization Securities with Contingent Protection ("**ROS**") are senior unsecured obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the S&P 500® Index (the "**Index**"). ROS are designed to provide enhanced exposure to the potential positive performance of the Index, up to a Maximum Gain of 56.00%. If the Index Return is positive, at maturity you will receive your initial investment plus an amount equal to your initial investment multiplied by 1.5 (the "**Multiplier**") multiplied by the Index Return, up to the Maximum Gain. If (i) the Index Return is zero or negative and (ii) the Final Index Level is equal to or greater than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment. If the Final Index Level is less than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment reduced by 1% for every 1% decline in the Final Index Level as compared to the Initial Index Level. You will not receive interest or dividend payments during the term of the ROS. Investing in ROS is subject to significant risks, and you will lose some, and could lose all, of your initial investment if the Final Index Level is less than the Trigger Level on the Final Valuation Date. **The contingent protection feature applies only if you hold the ROS to maturity. Any payment on the ROS, including any contingent protection, is subject to the creditworthiness of the Issuer.**

Features

❑ **Core Investment Opportunity:** At maturity, the ROS enhance any positive returns in the Final Index Level as compared to the Initial Index Level up to the Maximum Gain while providing contingent protection from a decline up to the Trigger Level. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Index.

❑ **Contingent Protection Feature:** If you hold the ROS to maturity and the Final Index Level is not less than the Trigger Level on the Final Valuation Date, you will receive at least 100% of your initial investment, subject to the creditworthiness of the Issuer. If the Final Index Level is less than the Trigger Level on the Final Valuation Date, your investment will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level, and you will lose some, and could lose all, of your initial investment.

Key Dates

Trade Date	May 25, 2010
Settlement Date[1]	May 28, 2010
Final Valuation Date[1]	May 24, 2013
Maturity Date[2]	May 31, 2013
CUSIP	25154N 59 7
ISIN	US25154N5977

[1] Subject to postponement and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
[2] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

Security Offering

We are offering Return Optimization Securities with Contingent Protection linked to the S&P 500® Index (the "**Index**"). ROS are designed to provide enhanced exposure to the potential positive performance of the Index, up to a Maximum Gain of 56.00%. If the Index Return is positive, at maturity you will receive your initial investment plus an amount equal to your initial investment multiplied by 1.5 (the "**Multiplier**") multiplied by the Index Return, up to the Maximum Gain. If (i) the Index Return is zero or negative and (ii) the Final Index Level is equal to or greater than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment. If the Final Index Level is less than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment reduced by 1% for every 1% decline in the Final Index Level as compared to the Initial Index Level.

See "Additional Terms Specific to the ROS" in this pricing supplement. The ROS will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement AB dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these ROS are a part, the prospectus dated September 29, 2009 and this pricing supplement. See "Key Risks" on page 6 of this pricing supplement and "Risk Factors" beginning on page 7 in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the ROS offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of the ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this pricing supplement, the underlying supplement the accompanying prospectus, the prospectus supplement and product supplement AB. Any representation to the contrary is a criminal offense. The ROS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions	Proceeds to Us
Return Optimization Securities with Contingent Protection linked to the S&P 500® Index			
Per ROS	$ 10.00	$ 0.25	$ 9.75
Total	$6,170,430.00	$154,260.75	$6,016,169.25

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,170,430.00	$439.95

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the ROS

You should read this pricing supplement, together with the underlying supplement No. 1 dated September 29, 2009, product supplement AB dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these ROS are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf
- Product supplement AB dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200386/d424b21.pdf
- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "ROS" refers to the Return Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the ROS are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the ROS in light of your particular circumstances. You should also review "Key Risks" on page 6 of this pricing supplement and "Risk Factors" on page 7 of the accompanying product supplement.

The ROS may be suitable for you if:

- You believe that the level of the Index will increase moderately—meaning that you believe the Index level will increase over the term of the ROS, although such an increase is unlikely to exceed the Maximum Gain at maturity.
- You are willing to make an investment the potential return of which is subject to a cap equal to the Maximum Gain indicated herein.
- You are willing to expose your initial investment to the full downside performance of the Index if the Final Index Level is less than the Trigger Level on the Final Valuation Date.
- You seek an investment that offers contingent protection when the ROS are held to maturity.
- You are willing to forgo dividends or other distributions paid on the stocks included in the Index.
- You do not seek current income from this investment.
- You are willing and able to hold the ROS to maturity, a term of 3 years.
- You are willing to invest in securities for which there may be little or no secondary market.
- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the ROS.

The ROS may not be suitable for you if:

- You do not believe the level of the Index will increase or you believe the level of the Index will increase more than moderately over the term of the ROS—meaning that such an increase is likely to exceed the Maximum Gain at maturity.
- You seek an investment that is 100% principal protected and you are not willing to make an investment that is conditionally exposed to the full downside performance of the Index.
- You believe the Final Index Level will be less than the Trigger Level on the Final Valuation Date.
- You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.
- You prefer to receive the dividends or other distributions paid on any stocks included in the Index.
- You seek current income from this investment.
- You are unable or unwilling to hold the ROS to maturity, a term of 3 years.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the ROS.

Final Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per ROS
Term	3 years
Index	The ROS are linked to the S&P 500® Index (the "**Index**")
Multiplier	1.5
Maximum Gain	56.00%
Payment at Maturity (per $10.00)	**If the Index Return is positive,** you will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Index Return *multiplied* by 1.5, subject to the Maximum Gain. Your Payment at Maturity per $10.00 ROS face amount will be equal to the lesser of: $10.00 + ($10.00 x Index Return x Multiplier); and $10.00 + ($10.00 x Maximum Gain) **If the Index Return is zero or negative and the Final Index Level is equal to or greater than the Trigger Level on the Final Valuation Date,** you will receive a cash payment of $10.00 per $10.00 ROS face amount. **If the Final Index Level is less than the Trigger Level on the Final Valuation Date,** you will receive a cash payment per $10.00 ROS equal to: $10.00 + ($10.00 x (Index Return) ***In this scenario, you will lose 1% of your initial investment for every 1% of negative performance of the Index. The contingent protection feature no longer applies and you will lose some or all of your initial investment.***
Trigger Level	751.82, equal to 70% of the Initial Index Level.
Index Return	$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level	1,074.03, the closing level of the Index on the Trade Date.
Final Index Level	The closing level of the Index on the Final Valuation Date.

Determining Payment at Maturity Per $10.00 ROS



Determine the Index Return
Is the Index Return Positive?
Yes
No
Is the Final Index Level less than the Trigger Level on the Final Valuation Date?
No
Yes

Calculate the percentage change from the Initial Index Level to the Final Index Level

You will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Index Return *multiplied* by 1.5, subject to the Maximum Gain. Your payment at maturity per $10.00 ROS face amount will be equal to the *lesser* of:

$10.00 + ($10.00 x Index Return x Multiplier); and $10.00 + ($10.00 x Maximum Gain)

You will receive a cash payment at maturity of $10.00 per $10.00 ROS face amount.

You will receive your initial investment reduced by the negative Index Return. Accordingly, your Payment at Maturity per $10.00 ROS will be calculated as follows:

$10.00 + ($10.00 x Index Return)

In this scenario, you will lose 1% of your initial investment for every 1% of negative performance of the Index. The contingent protection feature no longer applies and you will lose some or all of your initial investment.

What Are the Tax Consequences of an Investment in the ROS?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the ROS are uncertain, we believe the ROS should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your ROS, other than pursuant to a sale or exchange. Your gain or loss on the ROS should be capital gain or loss and should be long-term capital gain or loss if you have held the ROS for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the ROS, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the ROS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity per $10.00 ROS face amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and reflect the Initial Index Level of 1,074.03, a Trigger Level of 751.82 (70.00% of the Initial Index Level), a Multiplier of 1.5 and a Maximum Gain of 56.00%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the ROS. The actual Payment at Maturity will be determined based on the Final Index Level on the Final Valuation Date. You should consider carefully whether the ROS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Index Level	Percentage Change in Index	Payment at Maturity ($)	Return on ROS (%)
2,148.06	100.00%	$15.60	56.00%
1,879.55	75.00%	$15.60	56.00%
1,611.05	50.00%	$15.60	56.00%
1,503.64	40.00%	$15.60	56.00%
1,474.97	37.33%	$15.60	56.00%
1,396.24	30.00%	$14.50	45.00%
1,288.84	20.00%	$13.00	30.00%
1,181.43	10.00%	$11.50	15.00%
1,127.73	5.00%	$10.75	7.50%
1,074.03	0.00%	$10.00	0.00%
1,020.33	-5.00%	$10.00	0.00%
966.63	-10.00%	$10.00	0.00%
859.22	-20.00%	$10.00	0.00%
751.82	-30.00%	$10.00	0.00%
698.12	-35.00%	$6.50	-35.00%
644.42	-40.00%	$6.00	-40.00%
537.02	-50.00%	$5.00	-50.00%
268.51	-75.00%	$2.50	-75.00%
0.00	-100.00%	$0.00	-100.00%

Example 1 – The level of the Index increases by 10% from the Initial Index Level of 1,074.03 to the Final Index Level of 1,181.43. Because the Index Return is 10%, you will receive 1.5 times the Index Return, or a 15% total return, and the Payment at Maturity per $10.00 ROS will be calculated as follows:

$10.00 + ($10.00 x (10% x 1.5)) = $10.00 + $1.50 = $11.50.

Example 2 – The level of the Index increases by 40% from the Initial Index Level of 1,074.03 to the Final Index Level of 1,503.64. Because 1.5 times the Index Return of 40% is more than the Maximum Gain of 56.00%, you will receive the Maximum Gain of 56.00%, or a cash Payment at Maturity of $15.60 per $10.00 ROS, calculated as follows:

$10.00 + ($10.00 x 56.00%) = $10.00 + $5.60 = $15.60

Example 3 – The level of the Index decreases by 10% from the Initial Index Level of 1,074.03 to the Final Index Level of 966.63. Because the Index Return is negative and the Final Index Level is greater than the Trigger Level, you will receive a cash Payment at Maturity of $10.00 per $10.00 ROS.

Example 4 – The level of the Index decreases by 40% from the Initial Index Level of 1,074.03 to the Final Index Level of 644.42. Because the Final Index Level is less than the Trigger Level, you will lose 1% of your initial investment for every 1% of negative Index Return, and you will receive a cash Payment at Maturity of $6.00 per $10.00 ROS, calculated as follows:

$10.00 + ($10.00 x -40%) = $6.00

If the Final Index Level is less than the Trigger Level on the Final Valuation Date, you will be fully exposed to any decline of the Final Index Level as compared to the Initial Index Level, and you will lose some or all of your initial investment.

An investment in this ROS offering involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the "Risk Factors" section of the accompanying product supplement AB. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS offered hereby.

- **Your Investment in the ROS May Result in a Loss of Your Initial Investment** – The ROS do not guarantee any return of your initial investment. The return on the ROS at maturity is linked to the performance of the Index and will depend on whether, and to the extent which, the Index Return is positive or negative and if the Index Return is negative, whether the Final Index Level is less than the Trigger Level on the Final Valuation Date. If the Final Index Level is less than the Trigger Level on the Final Valuation Date, you will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level. ***Accordingly, you could lose your entire initial investment.***

- **Any Payment on the ROS is subject to the Credit of the Issuer** – The ROS are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the ROS, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any amount owed to you under the terms of the ROS.

- **Capped Appreciation Potential** – If the Index Return is positive, you will be entitled to receive at maturity your initial investment plus an amount equal to 1.5 multiplied by the Index Return multiplied by the initial investment, subject to the Maximum Gain. Your return on the ROS will not exceed the Maximum Gain of 56.00%, regardless of any increase in the level of the Index, which may be significant. Accordingly, the maximum Payment at Maturity is $15.60 per $10.00 ROS.

- **Contingent Protection of Your Initial Investment Applies Only if You Hold the ROS to Maturity** – You should be willing to hold your ROS to maturity. If you sell your ROS prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

- **No Coupon or Dividend Payments or Voting Rights** – As a holder of ROS, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

- **Investing in the ROS Is Not the Same as Investing In the Index** – The return on your ROS may not reflect the return you would realize if you invested directly in the Index or the stocks composing the Index, or a security linked directly to the uncapped performance of the Index.

- **There May Be Little or No Secondary Market for the ROS** –The ROS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the ROS in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your ROS easily. Because other dealers are not likely to make a secondary market for the ROS, the price at which you may be able to trade your ROS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the ROS.

- **Price Prior to Maturity Is Affected by Many Factors** – The market price for the ROS will be affected by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

- **The ROS Have Certain Built-In Costs** – While the Payment at Maturity described in this pricing supplement is based on your entire initial investment, the original issue price of the ROS includes the agents' commission and the estimated cost of hedging our obligations under the ROS through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase ROS from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The ROS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your ROS to maturity.

- **Potential Deutsche Bank AG Impact on Price** – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks comprising the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the value of the ROS.

- **Potential Conflict of Interest** – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and Payment at Maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **We and Our Affiliates or UBS AG and Its Affiliates, May Publish Research, Express Opinions or Provide Recommendations That Are Inconsistent With Investing in or Holding The ROS. Any Such Research, Opinions or Recommendations Could Affect the Index Return to Which the ROS Are Linked to and the Value of the ROS** – We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the ROS, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the ROS. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the ROS and the Index to which the ROS are linked.

♦ **The U.S. Federal Income Tax Consequences of an Investment in the ROS Are Unclear** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain, and the IRS or a court might not agree with the treatment of the ROS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the ROS, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely. As described above under "What Are the Tax Consequences of an Investment in the ROS?", in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the ROS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. *This is only a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P Indices – The S&P 500 Index" in the accompanying underlying supplement no. 1 dated September 29, 2009.*

The graph below illustrates the performance of the S&P 500® Index from May 25, 2000 to May 25, 2010. The historical levels of the S&P 500® Index should not be taken as an indication of future performance and no assurance can be given as to the Index Return on the Final Valuation Date or any future closing level of the Index. We cannot give you assurance that the performance of the Index will result in a positive return on your initial investment.



Source: Bloomberg

The S&P 500® Index closing level on May 25, 2010 was 1,074.03.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.25 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.